PMU News Release #08-06
TSX, AMEX Symbol PMU

March 11, 2008

PACIFIC RIM ANNOUNCES FISCAL 2008 THIRD QUARTER RESULTS

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) is pleased to announce its financial results for the three months ended January 31, 2008 representing the Company’s third quarter of fiscal 2008 (“Q3 2008”). Complete financial statements will be included in the Company’s Third Quarterly Report to be mailed to shareholders shortly. All monetary amounts are expressed in United States (“US”) dollars unless otherwise stated.

Overview

Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operations in North America and exploration assets in Central and South America. The Company is expanding and developing its advanced-stage, high grade El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer. The Company’s shares trade under the symbol PMU on both the Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”).

Financial Highlights* (all amounts in thousands of US dollars, except per share amounts)

	Three Months ended January 31, 2008 (Q3 2008)	Three Months ended January 31, 2007 (Q3 2007)	Nine Months ended January 31, 2008	Nine Months ended January 31, 2007
Revenue	$2,095	$1,044	$6,187	$5,249
Cost of Sales	$1,807	$544	$4,208	$3,242
Exploration expenditures	$3,273	$2,374	$8,996	$7,007
Loss before taxes and discontinued operations	$(3,703)	$(2,884)	$(8,035)	$(7,272)
Loss for the period	$(3,703)	$(2,974)	$(6,701)	$(6,375)
Loss per share - basic and diluted	$(0.03)	$(0.03)	$(0.06)	$(0.06)
Cash Flow used for operating activities	$(3,507)	$(3,214)	$(8,571)	$(5,903)
Net increase (decrease) in cash and cash equivalents	$(364)	$(410)	$(1,741)	$(807)
Weighted Average Common shares outstanding (basic and diluted)	110,053,862	106,883,497	109,920,529	106,519,077

	January 31, 2008	April 30, 2007
Cash and cash equivalents	$755	$2,496
Total assets	$14,984	$21,494
Total liabilities	$4,104	$4,857
Working Capital	$2,279	$9,297
*unaudited

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2008 Third Quarter Developments

El Dorado Gold Project, El Salvador
During Q3 2008, Pacific Rim completed an updated resource estimate for the El Dorado gold project, incorporating the recently delineated Balsamo deposit into the project’s resource base.

The El Dorado project now comprises six defined deposits that together contain estimated resources of 1.4 million gold equivalent ounces in the Measured and Indicated categories combined plus an additional 0.3 million gold equivalent ounces in the Inferred category.

The El Dorado drill program is now focused on exploring the gold-bearing Cerro Alto and La Luz veins immediately east of the Balsamo vein and on testing the northerly strike extensions of the Balsamo and Cerro Alto veins.

Santa Rita Gold Project, El Salvador
During Q3 2008 Pacific Rim conducted a trenching and sampling program at the Santa Rita gold project. Twenty-six trenches were dug, exposing the full width of the southeast end of the 2 km long Trinidad vein, which was known from the Company’s previous sampling of surface exposures to contain locally high gold grades. The trenching program results indicate that the Trinidad vein, where exposed by the trenches, is up to 5.7 meters wide (compared to 1-2 meters wide as suggested by the Company’s previous surface sampling program), with, in many cases, high gold grades throughout its width.

Sale of the Denton-Rawhide Open Pits
During Q3 2008, Pacific Rim announced that the Rawhide Joint Venture partners (Pacific Rim and Kennecott Rawhide Mining Company) signed an amendment to the October 2004 Property Purchase and Sale Agreement with Nevada Resource Recovery Group LLC (“NRRG”) of Reno, NV extending the closing date of the sale of the lands comprising the Denton-Rawhide open pits to on or before October 31, 2008.

Financing
In February, 2008, subsequent to the end of the Company’s third fiscal 2008 quarterly period, the Company announced its intention to raise up to CDN $5,040,000 by way of a non-brokered private placement of 4,800,000 Units, consisting of one share plus one share purchase warrant. As a result of strong investor interest, the financing was subsequently increased to a maximum of 6,711,000 Units or CDN $7,046,550.

Results of Operations

Overview – Three Month Period
For the three month period ended January 31, 2008, Pacific Rim recorded a net loss of $3.7 million or $(0.03) per share, compared to a net loss of $3.0 million or $(0.03) per share for the three month period ended January 31, 2007. Sales revenues more than doubled quarter over quarter ($2.1 million for Q3 2008 compared to $1.0 million for Q3 2007) but this increase was offset by substantially higher cost of sales ($1.8 million for Q3 2008 compared to $0.5 million for Q3 2007), leading to a $0.2 million decrease in mine operating income from $0.5 million in Q3 2007 to $0.3 million for Q3 2008. Exploration expenditures increased to $3.3 million for Q3 2008 (compared to $2.4 million for Q3 2007), which, when combined with the decrease in mine operating income, led to a net loss of $3.7 million for Q3 2008 (compared to $3.0 million for Q3 2007).

Overview – Nine Month Period
For the nine months ended January 31, 2008, the Company recorded a net loss of $6.7 million or $(0.06) per share compared to net loss of $6.4 million or $(0.07) per share for the same period a year earlier. Revenues from gold production were higher for the current nine month period ($6.2 million for the first nine months of fiscal 2008 compared to $5.2 million for the same period the year earlier), despite decreased production, due to the slight

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increase in volume of gold sales and significant improvement in the realized gold price period over period. Mine operating income was $2.0 million in each of the nine month periods ended January 31, 2008 and January 31, 2007, as sales and cost of sales both increased by similar amounts in both periods. Higher cost of sales reflects increased operating costs associated with the decrease in production period over period (6,548 ounces of gold during the first nine months of fiscal 2008 compared to 9,183 ounces of gold in the same period a year earlier). Exploration expenditures increased ($9.0 million for the first nine months of fiscal 2008 compared to $7.0 million for the first nine months of fiscal 2007) but this increase was offset in part by $0.6 million unrealized foreign exchange gain during the first nine months of fiscal 2008 (compared to an unrealized foreign exchange loss of $0.6 million for the same period a year earlier) reflecting the impact of the US-Canadian dollar exchange rate on the Company’s Canadian dollar-denominated investments on hand period over period. The Company recorded a loss before discontinued operations of $8.1 million for the first nine months of fiscal 2008 (compared to $7.4 million for the same period a year earlier), which was offset by recovery of investment in the Andacollo Mine ($1.4 million for the current period compared to $1.0 million for the same period a year earlier), leading to the net loss for the nine month period ended January 31, 2008 of $6.7 million ($6.4 million for the same period a year earlier).

Q3 2008 Revenue
Revenue, consisting entirely of the sale of gold and silver from the Denton-Rawhide mine, was $2.1 million in Q3 2008, compared to $1.0 million in Q3 2007. While gold production decreased significantly during Q3 2008 (1,683 ounces) compared to the same period a year earlier (3,159 ounces) the amount of gold sold was substantially higher during the current quarterly period (2,300 ounces for Q3 2008 compared to 1,000 ounces for Q2 2007) and the average gold price realized per ounce increased (from $631 per ounce in Q3 2007 to $802 per ounce in Q3 2008) leading to the approximately two-fold increase in revenues quarter over quarter.

Cost of sales was $1.8 million in Q3 2008 compared to $0.5 million in the same period a year earlier. The $1.2 million increase in operating costs is due to booking of costs in the current period related to ounces sold from inventory in the same period (see Section 5 – Summary of Quarterly Results). Although the cost of Denton-Rawhide’s property, plant and equipment has been almost completely amortized as the mine nears the end of its projected life, the mine continues to conduct various capital projects and as such, depreciation, depletion and amortization costs at Denton-Rawhide increased marginally (from a negligible amount in Q3 2007 to $0.1 million in Q3 2008).

The $1.1 million improvement in revenue was more than offset by the $1.3 million increase in cost of sales, which led to a $0.2 million decrease in mine operating income from $0.5 million in Q3 2007 to $0.3 million in Q3 2008.

Q3 2008 Expenses
Net non-operating expenses were $4.0 million during Q3 2008 compared to $3.4 million for the same period a year earlier. Exploration expenditures increased by $0.9 million quarter over quarter ($3.3 million for Q3 2008 compared to $2.4 million for Q3 2007) due to increased expenditures related to the Company’s community relations initiatives in El Salvador. General and administrative costs were unchanged quarter over quarter ($0.6 million for each of Q3 2008 and Q3 2007). The Company booked an unrealized foreign exchange loss of $0.3 million during Q3 2008 (compared to an unrealized foreign exchange loss of $0.5 million for the same period a year earlier) reflecting the impact of the US-Canadian dollar exchange rate on the Company’s Canadian dollar-denominated investments on hand quarter over quarter.

Q3 2008 Summary
The net effect of the $0.2 million decrease in mine operating income and $0.6 million increase in non-operating expenses, plus $0.1 million decrease in income taxes ($0.1 million for Q3 2007 compared to nil for Q3 2008) is a $0.7 million increase in net loss for the three month period ended January 31, 2008 of $3.7 million (compared to $3.0 million for the same period a year earlier).

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Liquidity and Capital Resources

Cash
At January 31, 2008 Pacific Rim’s cash and cash equivalents totaled $0.8 million, a decrease of $0.3 million from the $1.1 million balance as of October 31, 2007 (the end of the Company’s second quarter of fiscal 2008) and a decrease of $1.7 million from the April 30, 2007 balance of $2.5 million, (the end of the Company’s previous fiscal year). At January 31, 2008, temporary investments and bullion were $1.6 million and $1.2 million respectively, compared to $4.8 million and $1.4 million respectively at October 31, 2007 and $7.9 million and $0.8 million respectively at April 30, 2007. The total of cash and cash equivalents, temporary investments and bullion (which in the Company’s opinion are collectively equivalent to cash, being immediately available to cover short-term cash requirements) at January 31, 2008 was $3.5 million compared to $7.3 million at October 31, 2007 and $11.2 million at April 30, 2007, a decrease of $3.8 million over the three months ended January 31, 2008 and $7.7 million over the nine months ended January 31, 2008.

The Company’s temporary investments consist of bankers acceptances guaranteed by large North American banking institutions, are callable on demand and pay interest for the period of the investment. The Company has no exposure to asset backed commercial paper.

During Q3 2008 the Company received cash flow from the following sources: $3.1 million from the redemption of temporary investments; and $0.3 million from the Denton-Rawhide residual leach operation. Outlays of cash during Q3 2008 included: $3.3 million in direct exploration expenditures; and $0.5 million on direct general and administrative expenses. The net of these cash inflows and outlays was a decrease in cash and cash equivalents during Q3 2008 of $0.3 million.

Working Capital
At January 31, 2008 the book value of Pacific Rim’s current assets stood at $4.0 million compared to $11.8 million at April 30, 2007. The decrease in current assets is primarily a result of decreases in cash and cash equivalents (from $2.5 million at April 30, 2007 to $0.8 million at January 31, 2008) and temporary investments (from $7.9 million at April 30, 2007 to $1.6 million at January 31, 2008), offset in part by increases in bullion inventory ($0.8 million at April 30, 2007 compared to $1.2 million at January 31, 2008). The Company’s total assets at January 31, 2008 were $15.0 million compared to $21.5 million at April 30, 2007, with property, plant and equipment increasing by $0.9 million (from $6.3 million at April 30, 2007 to $7.2 million at January 31, 2008), and closure fund balances increasing from $3.4 million at April 30, 2007 to $3.8 million at January 31, 2008.

At January 31, 2008, Pacific Rim had current liabilities of $1.8 million, a $0.7 million decrease from the April 30, 2007 amount of $2.5 million. The Company has no debt.

The $7.8 million decrease in current assets combined with the $0.8 million reduction in current liabilities, resulted in a $7.0 million reduction in working capital from $9.3 million at April 30, 2007 to $2.3 million at January 31, 2008.

The Company’s exploration plans for the remainder of the current fiscal year and into fiscal 2009 are:

  to resume work on the El Dorado project feasibility study, incorporating the updated resource estimate, which will consider an expanded operation with greater annual throughput than that envisioned in the January 2005 pre-feasibility study. The El Dorado feasibility study commenced in late fiscal 2006 and was originally expected to be completed during fiscal 2007 before being temporarily halted in March 2007 in order to include the important Balsamo deposit discovery to continue exploration drilling within the El Dorado project and test high priority gold targets in the central and southern part of the El Dorado district to continue exploration work, including resumption of a Phase 1 drill program, at the Santa Rita project

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  to generate drill targets on the Company’s grassroots projects, and identify additional project acquisition opportunities

The Company’s anticipated fiscal 2008 exploration budget of $8.0 million has been exceeded by approximately $0.9 million to the end of Q3 2008. The Company anticipates its exploration plans for the remainder of fiscal 2008, as outlined above, plus general and administrative expenditures will cost approximately $3.0 million and $0.5 million respectively, which will be financed from the proceeds of the Company’s recent private placement financing, plus cash flows from the Denton-Rawhide operation.

A majority of the Company’s exploration expenditures are discretionary and can be adjusted according to short-term cash flow availability. In order to continue its exploration programs in the longer term, as well as meet its other expense obligations, the Company may require additional financing or alternatively may be required to reduce its expenditures.

Pacific Rim forecasts production levels, revenue and cash flow from the Denton-Rawhide gold mine roughly 6 months in advance due to the variability in recoveries that are inherent in a residual heap leach operation, and the volatility in gold price. Denton-Rawhide is expected to continue to contribute funds in fiscal 2008 and beyond that will be used for exploration and/or general and administrative expenses. The Company also anticipates cash flow from tipping fees related to the sale of the Denton-Rawhide open pits, if as and when the Denton-Rawhide Property Purchase and Sale Agreement closes. Additional financing will be required when the Company is able to commence development activities (construction of an access / haulage ramp) at El Dorado.

Production

Pacific Rim is 49% owner of the Denton-Rawhide gold mine, located near Fallon, Nevada. Kennecott Minerals Company, a subsidiary of Rio Tinto Plc, is 51% owner and operator of the mine. Denton-Rawhide is a residual heap leach operation that ceased active mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003 at which time the operation commenced the residual leach and reclamation phase.

Pacific Rim’s share of production from the Denton-Rawhide operation during the third quarter of fiscal 2008 was 1,683 ounces of gold and 10,342 ounces of silver at a total cash production cost of $896 per ounce of gold produced (net of silver credits). During the third quarter of fiscal 2007 Pacific Rim’s share of production was 3,158 ounces of gold and 27,742 ounces of silver at a total cash production cost of $278 per ounce of gold produced (net of silver credits).

Production costs per ounce of gold at the Denton-Rawhide operation increased markedly quarter over quarter reflecting the increase in per-ounce costs associated with declining production (typical of residual leach operations nearing the end of its mine life) and the impact on both production and costs of the replacement of the Merrill-Crowe circuit with an expansion of the existing carbon circuit.

For the nine months ended January 31, 2008, Pacific Rim’s share of production from Denton-Rawhide was 6,548 ounces of gold and 48,687 ounces of silver at a total cash production cost of $526 per ounce, compared to 9,183 ounces of gold and 84,262 ounces of silver at a total cash production cost of $354 per ounce for the nine months ended January 31, 2007. As described above, production costs per ounce have increased period over period due primarily to decreases in production.

Gold production from Denton-Rawhide during the third quarter of fiscal 2008 was approximately 47% lower than in the same quarter of fiscal 2007; a continuation of the predominant trend toward declining production at Denton-Rawhide typical of the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation. While production at Denton-Rawhide is on a downward trend, it dropped significantly below the trend

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line during Q2 2008 and remained lower than anticipated during Q3 2008. This marked production decrease is in part attributable to the replacement during Q2 2008 and into Q3 2008 of the Merrill-Crowe circuit and expansion of the existing carbon circuit in the mine’s processing facility, reconfiguration of the heap leach pad that reduced the surface area for leaching, and the typical cyclical production decline that occurs at Denton-Rawhide during the winter months.

In lieu of the Merrill-Crowe, the carbon circuit is currently being expanded, which is expected to cut processing costs by reducing the cost of consumables. Silver production will decline under this processing plan, however, the cost savings are expected to exceed the value of silver no longer recovered. The Denton-Rawhide mine operators are testing a number of production optimization techniques in order to maximize the recovery of gold from the heap leach pile. While these efforts have in the past resulted in short term improvements in production and may do so in the future, recoveries are expected to continue to decline overall as the residual leaching process continues. For the purposes of internal short term cash flow budgeting, the Company’s projections for Denton-Rawhide production look forward no more than six months at a time.

Outlook

Pacific Rim’s available funds include current cash and cash equivalent balances, short term liquid investments, and projected cash flow from gold production at the Denton-Rawhide mine, which is expected to continue through fiscal 2008 and beyond, albeit with decreasing production rates and cash flows as the operation progresses through the residual leaching phase.

A substantial portion of these funds, which include the proceeds of the private placement financing that was conducted subsequent to the end of Q3 2008, will be spent on the El Dorado gold project, on the Company’s ongoing exploration drill program that is currently testing the strike extensions of the Balsamo vein as well as other newly discovered gold-bearing veins at depth. The Company anticipates resuming work on its El Dorado feasibility study during the fourth quarter of fiscal 2008 or first quarter of fiscal 2009. Depending on the availability of the Company’s engineering consultants, the feasibility study requires roughly four to six months of additional work beyond what is currently completed. The El Dorado feasibility study will consider the economic impact of including the South Minita and Balsamo deposits in the El Dorado mine plan as envisioned in the January 2005 prefeasibility study and the possibility of expanding the annual throughput of the proposed operation. In addition the Company intends to continue exploration drilling within the El Dorado project, concentrating on testing the high priority gold targets it has defined in the southern part of the El Dorado district and will continue its social and environmental initiatives.

The Company plans to continue its exploration work at the Santa Rita gold project during the remainder of fiscal 2008, concentrating on continuing its trenching program of the Trinidad vein, before initiating a Phase 1 drill program to test this exciting prospect.

The Company’s ability to fund its exploration activities in the long term is dependent upon the level of discretionary exploration and general and administrative expenditures and the level of cash flow provided by the Denton-Rawhide operation to supplement its available cash on hand. In order to carry out its longer term exploration plans, additional financing may be required and/or or the Company’s exploration plans curtailed until such financing is obtained. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company’s currently available funds are not sufficient to conduct development activities at El Dorado.

The Company awaits receipt of an exploitation concession for the central El Dorado project area, which application is currently in process. The Company intends to commence development activities (construction of an access /

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
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haulage ramp) on the El Dorado property once it is able to evaluate the detailed economics outlined in the full feasibility study and will further depend on obtaining the required mining and environmental permits and sufficient financing to proceed.

Outside of the El Dorado and Santa Rita projects, during the remainder of fiscal 2008 the Company intends to spend a portion of its available funds on early stage exploration initiatives in the lead up to exploration drilling at its other grassroots projects in El Salvador and continue project generation initiatives in El Salvador and elsewhere in North, Central and South America.

National Instrument 43-101 Disclosure

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises Pacific Rim’s project generation initiatives. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The January 2008 El Dorado resource estimate was prepared by Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates, Reno, Nevada and conforms to current CIM Standards on Mineral Resources and Reserves. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. Mr. Ristorcelli and others at Mine Development Associates have verified the data used to tabulate these resources by auditing the Company’s drill results database, reviewing drill sections, and examining drill core. A technical report in support of the January 2008 El Dorado resource estimate, entitled Technical Report Update on the El Dorado Project Gold and Silver Resources, Department of Cabanas, Republic of El Salvador was filed with SEDAR on March 3, 2008. The report was co-authored by Mr. Steven Ristorcelli, P.Geo., and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101.

The July 2006 El Dorado resource estimate was prepared by Mr. Steven Ristorcelli, P.Geo., of Mine Development Associates, Reno, Nevada. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. The resource estimate conforms to current CIM Standards on Mineral Resources and Reserves. A technical report in support of the updated El Dorado resource estimate presented above was filed with SEDAR on July 31, 2006. The report was co-authored by Mr. Steven Ristorcelli, P.Geo., and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101.

The January 2005 El Dorado pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in NI 43-101. Mr. Tanaka is a member of the SME and the mAUSIMM.

The terms “measured resource”, “indicated resource” and “inferred resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
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Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

The term “bankable” in reference to a feasibility study is defined as a comprehensive analysis of a project’s economics and is used by the banking industry for financing purposes.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

For further information contact the Company at 604-689-1976 or 1-888-775-7097 or general@pacrim-mining.com or visit www.pacrim-mining.com

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 concerning the Company’s plans for its properties, operations and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  risks related to gold price and other commodity price fluctuations;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
  risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
  results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;
  mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;
  the potential for delays in exploration or development activities or the completion of feasibility studies;
  the uncertainty of profitability based upon the Company’s history of losses;
  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
  risks related to environmental regulation and liability;
  risks related to hedging activities;
  political and regulatory risks associated with mining and exploration; and
  other risks and uncertainties related to the Company’s prospects, properties and business strategy.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors should review the Company’s disclosure of Risks and Uncertainties in its Annual and Quarterly reports as filed on SEDAR in Canada and EDGAR in the U.S., and are cautioned against attributing undue certainty to forward-looking statements.

Cautionary Note to U.S. Investors Concerning Estimates of Resources
We advise U.S. Investors that while the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required to be reported by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. As such, information contained in this document concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission. "Inferred

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mineral resources" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a "mineral resource" will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an "inferred mineral resource" exists, or is economically or legally mineable. U.S. investors are also cautioned not to assume that any part or all of the mineral deposits in the "measured mineral resource" or "indicated mineral resource" categories will ever be converted into reserves.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com